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                                                                EXHIBIT (c)(9)

CIMCO

                                                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

M.A. HANNA CONTACTS:                CIMCO CONTACTS:
(Investor)         (Media)          Cecilia Wilkinson           Jennifer Shea
Barb Gould         Andy Opila       Pondel Parsons & Wilkinson  Vice President
216 589-4085      216 589-4018      310 207-9300                714 546-4460

                     CIMCO ANNOUNCES PRELIMINARY AGREEMENT
                          TO BE ACQUIRED BY M.A. HANNA

         COSTA MESA, California -- November 8, 1995 -- CIMCO, Inc. (Nasdaq:CIMC), a producer of thermoplastic compounds and plastic components, and M.A. Hanna Company, an international specialty chemicals company, jointly announced today a preliminary agreement for M.A. Hanna Company to acquire for $10.50 a share of all the outstanding capital stock of CIMCO.
         The transaction is subject to approval by the board of directors of both corporations, negotiation and execution of definitive agreements, obtaining governmental approvals and other conditions. The CIMCO board of directors established a special committee of independent directors to evaluate and make recommendations to the board as to whether the transaction as finally negotiated is in the best interests of the Company and its stockholders.
         Russell T. Gilbert, president and chief executive officer of CIMCO and CIMCO's largest stockholder, has stated that he intends, subject to approval of the acquisition as finally negotiated by the special committee and board of CIMCO, to sell his 615,984 shares, or 21 percent of CIMCO's shares outstanding, to M.A. Hanna on the same terms offered to other CIMCO stockholders.
         Consistent with its strategy of being an intermediary between the polymer producer and the end product manufacturer, M.A. Hanna intends to sell CIMCO's plastics components business and retain its plastics compounding operations. M.A. Hanna has received an offer from Gilbert to purchase the molded components business as a going concern. M.A. Hanna has advised Gilbert that it intends to sell the molded components business to him promptly after completing the acquisition of CIMCO. The transaction would be subject to negotiation and execution of definitive agreements and other conditions, but the sale of the molded components business is not a condition of the proposed CIMCO acquisition by M.A. Hanna.


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         CIMCO's plastics compounding businesses, which operate as Compounding
Technology, Inc. (CTi), are located in Singapore; Corona, California; and Charlotte, North Carolina.
         "The acquisition of CTi helps us on three fronts to have a more balanced market profile. First, we will grow our international business. CTi provides M.A. Hanna with an excellent base for growth in Asia. In fact, the operation in Singapore is CTi's largest," said Martin D. Walker, M.A. Hanna chairman and chief executive officer. "CTi is also in the process of expanding its production capabilities into Europe to service one of its global customers."
         "Second, CTi's strong engineering plastics compounding business will add breadth to our specialty compounding portfolio throughout the world," Walker continued. "Finally, we are able to build a stronger position in the electrical and electronics and business machines markets."
         CTi, formed in 1980, had sales of $44 million in fiscal 1995 and has 95 employees. In addition to the facility in Asia and the two in the United States, accounting for 31 million pounds of capacity, a facility is under construction in France.
         CTi develops and produces engineering plastic compounds with an emphasis on polycarbonate resins, which are used in the electrical/electronics, business machine and appliance markets because of the material's toughness, clarity and heat resistance.
         "CTi's expertise in polycarbonate complements our leadership position as the number one independent compounder of nylon, another engineering plastic. In addition, CTi provides us with access to compounding technologies to offer conductive, internally lubricated and reinforced thermoplastics for demanding specialty applications, and this fits with our capabilities in flame retardant materials, which are developed for the same markets," said Douglas J. McGregor, president and chief operating officer of M.A. Hanna.
         "Additionally, the management team of CTi has an excellent track record of growing the compounding business -- especially in Southeast Asia -- and we are looking forward to having them on our team," he added.
         Founded in 1959, CIMCO, Inc. with headquarters in Costa Mesa, California, reported sales of $83 million for fiscal 1995. CIMCO is a major developer and manufacturer of high performance plastic components for commercial, industrial and medical markets. CIMCO supplies more than 100 original equipment manufacturers in the computer, commercial irrigation, automotive safety, residential products, telecommunications and health care industries.
         M.A. Hanna Company is a leading international specialty chemicals company, its primary businesses are plastics and rubber compounding, color and additive concentrates and distribution of plastic resins and engineering shapes.
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